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                                                                 SEC FILE NUMBER
                                                                    000-25273

                                                                    CUSIP NUMBER
                                                                    458045 10 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

              For Period Ended: June 30, 2001

              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR

              For the Transition Period Ended:
                                              ---------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Insurance Management Solutions Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

360 Central Avenue
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Address of Principal Executive Office (Street and Number)

St. Petersburg, Florida 33701
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
[X] quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.




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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant is unable to file its Form 10-Q for the period ended June 30, 2001 within the prescribed time period due to the fact that on August 14, 2001, the prescribed due date for the above-referenced Form 10-Q, the Company entered into a credit arrangement with Bankers Insurance Group, Inc., the Company's principal customer and shareholder ("BIG"), establishing a $5.0 million secured line of credit in favor of BIG. Given the timing of this transaction, the Company could not, without unreasonable effort or expense, file the Form 10-Q by the prescribed due date.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


                  Anthony R. Marando                                   727                       803-2040
         --------------------------------------------         ------------------        ---------------------------
                           (Name)                                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                     [x]   Yes                                  [ ]    No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [x]   Yes                                  [ ]    No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's Total Revenues and Net Income were $21.4 million and $3.5 million, respectively, for the three months ended June 30, 2001 as compared to $16.0 million and $24,000, respectively, for the corresponding period in 2000. Outsourcing services revenues increased $4.2 million, or 37.3%, to $15.5 million for the three months ended June 30, 2001 from $11.3 million for the corresponding period in 2000. This increase was primarily attributable to the impact of Tropical Storm Allison, which storm occurred during June, 2001. The increase in revenue related to processing for this storm was $4.2 million. In addition, flood zone determination services revenues increased $1.2 million, or 25.3%, to $5.9 million for the three months ended June 30, 2001 from $4.7 million for the corresponding period in 2000. This increase was primarily attributable to an increase in the number of flood zone determinations processed by the Registrant during the second quarter of 2001 as compared to the corresponding period of 2000. The increase in the number of flood zone determinations processed was due primarily to a decrease in mortgage interest rates and a corresponding increase in mortgage refinancings and loan originations, which have historically driven the demand for flood zone determinations.

                  Insurance Management Solutions Group, Inc.
                  ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 15, 2001                 By:  /s/ Anthony R. Marando
                                          ----------------------------
                                            ANTHONY R. MARANDO
                                            CHIEF FINANCIAL OFFICER


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